[McAfee & Taft Letterhead]

                                                      Direct dial:  405-552-2273
                                                 jennifer.wheeler@mcafeetaft.com

                                  April 3, 2003

Via EDGAR

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, DC  20549

                               Re:  American Fidelity Dual Strategy Fund
                                    ("Registrant") Registration Statement on
                                    Form N-1A; File No. 333-104112

Ladies and Gentlemen:

          In connection with Registrant's post-effective amendment to its registration statement on Form N-1A (the "Registration Statement") filed on March 28, 2003, on behalf of the Registrant, I am requesting the withdrawal of the March 28, 2003 Registration Statement.

          This request for withdrawal is being made pursuant to conversations with the Staff in which we were made aware that the EDGAR header information of the Registration Statement filed March 28, 2003 incorrectly identifies the Registration Statement as an initial filing of the Registrant rather than as a post-effective amendment pursuant to Rule 485 of the Securities Act of 1933, as amended.

          Following the transmission of this request for withdrawal, we will re-file the Registration Statement with the correct EDGAR header information, indicating that the Registration Statement is filed as a post-effective amendment.

          If you have any questions concerning our request, please do not hesitate to contact me at (405) 552-2273.

                                  Very truly yours,


                                 JENNIFER WHEELER
                                 Jennifer Wheeler